07020185

SurfControl®

December 29, 2006

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
United States of America

SEC MAIL RECEIVED PROCESSING
JAN - 8 2007
WASH. D.C. 213 SECTION

SUPPL

Re: **SurfControl plc**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934
SEC File No. 082-34985

Ladies and Gentlemen:

On behalf of SurfControl plc and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith for filing please find the following regulatory announcements:

- REG-SurfControl PLC Holding(s) in Company, dated December 15, 2006
- REG-SurfControl PLC Rule 2.10 Announcement, dated December 19, 2006
- REG-SurfControl PLC Holding(s) in Company, dated December 21, 2006
- REG-SurfControl PLC Holding(s) in Company, dated December 21, 2006
- REG-SurfControl PLC Total Voting Rights, dated December 22, 2006
- REG-Aegon UK Group Rule 8.3 – SurfControl plc, dated December 22, 2006
- REG-Fidelity Int Ltd Rule 8.3 – SurfControl plc, dated December 22, 2006
- REG-Aegon UK Group Rule 8.3 – SurfControl plc, dated December 27, 2006
- REG-RAB Capital plc Rule 8.3 – SurfControl plc, dated December 27, 2006
- REG-Fidelity Int Ltd Rule 8.3 – SurfControl plc, dated December 27, 2006
- REG-PSAM LLP SurfControl Plc, dated December 27, 2006
- REG-UBS AG (EPT) Disclosure, dated December 28, 2006
- REG-Porter Orlin LLC Rule 8.3 – SurfControl plc, dated December 28, 2006
- REG-Porter Orlin LLC Rule 8.3 – SurfControl plc, dated December 29, 2006
- REG-Aegon UK Group Rule 8.3 – SurfControl, dated December 29, 2006
- REG-BlackRock Group Rule 8.3 – SurfControl plc, dated December 29, 2006

Feel free to call me with any questions at (831) 440-2625.

Kindly acknowledge receipt of this letter and filing by stamping the enclosed copy of this letter and returning it to us in the enclosed pre-paid envelope.

PROCESSED
JAN 1 0 2007 E
THOMSON FINANCIAL

Sincerely,

Steve Jonker
Sr. Corporate Counsel
SurfControl, Inc.

Enclosures

dlw 1/9

Enterprise Threat Protection

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:0466O
Surfcontrol PLC
15 December 2006

Letter to Surfcontrol PLC
Letter dated December 12, 2006

DISCLOSURE OF INTEREST IN SHARES - COMPANIES ACT 1985, PART VI

We hereby give intimation that, following a change in the issued share capital of the Company, the notifiable interest held within the AEGON UK plc Group of Companies has varied from under 3% to 3.20%.

Current Notifiable Holding:	920,978
Hold as follows:	920,978 Citibank Nominees Limited

For the purposes of the foregoing notification:-

(a) "The AEGON UK plc Group of Companies" means Scottish Equitable plc, Scottish Equitable (Managed Funds) Limited, AEGON Fund Management UK ltd, AEGON Investment Management UK ltd, AEGON Asset Management UK plc, Scottish Equitable Trustees Limited, Guardian Assurance plc, Guardian Linked Life Assurance Limited, Guardian Pensions Management Limited and Guardian Unit Managers Limited all having a place of business at Edinburgh Park, Edinburgh EH12 9SE;

(b) "the Act" shall mean the Companies Act 1985 and expressions used in this notification shall, unless the context otherwise requires, have the same meanings as are set out in or adopted for the purposes of the Act;

(c) "the Company" shall mean the company to whom this notification is addressed.

Letter from:

Miranda Beacham
Corporate Governance Analyst
AEGON Asset Management UK plc

Stephen Adams
Head of UK Equities
AEGON Asset Management UK plc

END

HOLBLBDDBBBGGLU

Financial Announcements

REG-Surfcontrol PLC Rule 2.10 Announcement

RNS Number:1964O
Surfcontrol PLC
19 December 2006

SURFCONTROL PLC ("SurfControl")

Rule 2.10 Disclosure - UPDATE

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, SurfControl announces that, as at the close of business on 18 December 2006, it had the following securities in issue:

- 28,742,898 ordinary shares of 10 pence each.

The ISIN reference number for these securities is GB0002901790.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code on Takeovers and Mergers ("the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of SurfControl, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. The requirement will continue until the date on which any offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of SurfControl, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of SurfControl by any offeror or SurfControl, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

The distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe such restrictions.

Name of contact and telephone number for queries:

Simon Wilson Chief Financial Officer, and Company Secretary +1(831) 440-2530

Andrew Walker -Assistant to the Company Secretary +44(0)1260-296226

Name and signature of authorised company official responsible for making this notification:

Simon Wilson- Chief Financial Officer and Company Secretary

Date of notification: 19 December, 2006

END
RTTZGMMZLLGGVZG

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:4138O
Surfcontrol PLC
21 December 2006

LETTER TO: SURFCONTROL PLC
DATED: 15 DECEMBER 2006

Companies Act 1985 ss 198-202 (as amended)

We wish to notify you, by reason of the provisions of section 202 of the above Act, that the companies, the names and addresses of which are set out in the Schedule to this letter no longer have a notifiable interest as previously disclosed by us and we should be grateful if you would treat this letter as making such disclosure on its behalf.

LETTER FROM: MERRILL LYNCH & CO., INC.

SCHEDULE

Part 1

Name	Address
BlackRock Investment Management (UK) Ltd	33 King William Street London EC4R 9AS

Part 2

Merrill Lynch & Co., Inc.	World Financial Center North Tower 250 Vesey Street New York NY 10281-1332

attachment

Company: Surfcontrol plc as of: December 7, 2006

Class of shares ordinary

Each company named below is interested in the aggregate number of the shares identified above set opposite its name. Where the number includes shares additional to those shown in the first attachment to the accompanying letter, certain further details are also set out below.

Company	Aggregate number of shares interested in
Merrill Lynch & Co. Inc	1,827
BlackRock Group	2,603,624
Aggregated total	2,605,451

END

HOLGCBDDUUDGGLB

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:42590
Surfcontrol PLC
21 December 2006

Letter to Surfcontrol Plc
Letter dated 15 December 2006

Companies Act 1985 ("The Act") - Part VI

I hereby inform you that as at 14-December-06 Barclays PLC, through the legal entitles listed on the schedule below, has a notifiable interest in the capital of your Company of 4.7 %.

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are enclosed.

The issued capital of 28,741,898 is the latest figure available to us.

Letter from Geoff Smith
Barclays Compliance

LEGAL ENTITY REPORT

SURFCONTROL SEDOL: 0290179

As at 14 December 2006 Barclays PLC through the legal entities listed below, had a notifiable interest in 1,350,920 ORD GBP0.10 representing 4.70% of the issued share capital of 28,741,898 units.

Legal Entity	Holding	Percentage Held
Barclays Global Investors Ltd	837,904	2.9153
Barclays Capital Securities Ltd	379,652	1.3209
Barclays Life Assurance Co Ltd	111,447	.3878
Gerrard Ltd	21,917	.0763
Group Holding	1,350,920	4.7003

REGISTERED HOLDERS REPORT

SURFCONTROL SEDOL: 0290179

As at 14 December 2006 Barclays PLC, through the registered holders listed below, had a notifiable interest in 1,350,920 ORD GBP0.10 representing 4.70% of the issued share capital of 28,741,898 units.

Registered Holder	Account Designation	Holding
Barclays Capital Nominees Ltd		379,652
CHASE NOMINEES LTD	16376	15,542
CHASE NOMINEES LTD	20947	528,114
CHASE NOMINEES LTD	28270	16,420
JP MORGAN (BGI CUSTODY)	16331	15,290
JP MORGAN (BGI CUSTODY)	16341	50,794
JP MORGAN (BGI CUSTODY)	16344	8,718
JP MORGAN (BGI CUSTODY)	16345	20,225
JP MORGAN (BGI CUSTODY)	16400	149,046
JP MORGAN (BGI CUSTODY)	16482	122,014
JP MORGAN (BGI CUSTODY)	18409	23,188
R C Greig Nominees Limited		21,692
R C Greig Nominees Limited GP1		125
R C Greig Nominees Limited SA1		100
	Total	1,350,920

END

HOLBGBDDLSDGGLB

Financial Announcements

REG-Surfcontrol PLC Total Voting Rights

RNS Number:5474O
Surfcontrol PLC
22 December 2006

SurfControl PLC ("SurfControl" or "the Company")

Total voting rights and Capital disclosure- Transparency Directive transitional provisions

In conformity with the Transparency Directive's transitional provision 6, SurfControl announces that as at 22 December 2006 the share capital of the Company consists of 31,493,484 ordinary shares, each with a single voting right and a nominal value of 10p, of which 2,750,586 ordinary shares are currently held in Treasury. As a consequence the total number of voting shares to be used for the purposes of determining a notifiable share interest, or change in share interest in the Company under the Disclosure and Transparency Rules of the FSA, is 28,742,898.

END
TVRIIFVAFELFFIR

Financial Announcements

REG-Aegon UK Group Rule 8.3- Surfcontrol plc

RNS Number:5678O
Aegon UK Group
22 December 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	AEGON UK Group
Company dealt in	Surfcontrol plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	21st December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	1,088,627	3.79%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/ sell				
Total	1,088,627	3.79%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	25,000	517.3p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

...none

Is a Supplemental Form 8 attached? (Note 9)
NO

Date of disclosure	22nd December 2006
Contact name	Innes McKeand
Telephone number	0131 549 3460

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETEAEAAASPKFFE

Financial Announcements

REG-Fidelity Int Ltd Rule 8.3- Surfcontrol PLC

RNS Number:6102O
Fidelity International Ltd
22 December 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	FMR Corp. and/or one or more of its direct or indirect subsidiaries And Fidelity International Limited and/or one or more of its direct and indirect subsidiaries
Company dealt in	Surfcontrol Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	21 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	1,608,687	(5.60%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,608,687	(5.60%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	100,000	5.1100 GBP/Share

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 22 December 2006

Contact name	Teresa Garry
Telephone number	01737 837092
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETUUOURNSRUUAA

Financial Announcements

REG-Aegon UK Group Rule 8.3- Surfcontrol plc

RNS Number:6604O
Aegon UK Group
27 December 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	AEGON UK Group
Company dealt in	Surfcontrol plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	22nd December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	1,059,627	3.69%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,059,627	3.69%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	29,000	507p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal

of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

...none

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 27th December 2006

Contact name Bob Laws

Telephone number 0131 549 3460

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETEAFAXALXXFFE

Financial Announcements

REG-RAB Capital plc Rule 8.3- SurfControl Plc

RNS Number:6603O
RAB Capital plc
27 December 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	RAB Capital plc
Company dealt in	SurfControl Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary shares
Date of dealing	22nd December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)	502,442 (1.6%)	
(3) Options and agreements to purchase/sell		
Total	502,442 (1.6%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
CFD	Long	35,000	503.75

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry Date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.
None

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	27th December 2006
Contact name	Rosalind Mash
Telephone number	020 7389 7162
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END
RETTRBBTMMITBFF

Financial Announcements

REG-Fidelity Int Ltd Rule 8.3- Surfcontrol PLC

RNS Number:6672O
Fidelity International Ltd
27 December 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	FMR Corp. and/or one or more of its direct or indirect subsidiaries And Fidelity International Limited and/or one or more of its direct and indirect subsidiaries
Company dealt in	Surfcontrol Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	22 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	1,510,087	(5.25%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,510,087	(5.25%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	98,600	5.0500 GBP/Share

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	27 December 2006
Contact name	Teresa Garry
Telephone number	01737 837092
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETUBUURNRRUUAA

Financial Announcements

REG-PSAM LLP SurfControl Plc

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	PSAM LLP
Company dealt in	SurfControl Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	22-December-06

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)	312,825	(1.09%)		
(3) Options and agreements to purchase/sell				
Total	312,825	(1.09%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
CFD	Long	112,825	5.0499 GBP/Share

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	27-December-06
Contact name	Annie Lerner Frank Argenziano
Telephone number	Annie Lerner 020-7518-9557 Frank Argenziano (New York) 212-649-9511
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

PSAM LLP

Financial Announcements

REG-UBS AG (EPT) EPT Disclosure

RNS Number:7193O
UBS AG (EPT)
28 December 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	SurfControl PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORD 10p
Date of dealing	27 DECEMBER 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
62	5.1075 GBP	5.10 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	28 DECEMBER 2006
Contact name	NIMISHA SACHDEV
Telephone number	020 7568 9289
Name of offeree/offeror with which connected	SurfControl PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBBBDDXUDGGLI

Financial Announcements

REG-Porter Orlin LLC Rule 8.3 - Surf Control plc

LONDON--(Business Wire)--

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

-0-

*T

Name of person dealing (Note 1)	Porter Orlin LLC
Company dealt in	Surf Control plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	(Cusip: 010599636)(Isin GB0002901790) Common Stock
Date of dealing	27 December 2006

*T

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

-0-

*T

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	4,121,983	13.12%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	4,121,983	13.12%	0	0%

*T

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

-0-

*T

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

*T
(c) Rights to subscribe (Note 3)
-0-
*T

Class of relevant security:	Details

*T
3. DEALINGS (Note 4)
(a) Purchases and sales
-0-
*T

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	4,122	GBP 5.101

*T
(b) Derivatives transactions (other than options)
-0-
*T

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

*T
(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying
-0-
*T

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

*T
(ii) Exercising
-0-
*T

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

*T
(d) Other dealings (including new securities) (Note 4)
-0-
*T

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

*T
4. OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives
-0-
*T
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

---

*T
Is a Supplemental Form 8 attached? (Note 9) NO
-0-
*T

Date of disclosure	28 December 2006
Contact name	William C. Verdi
Telephone number	212-484-5008
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

*T
Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk
Porter Orlin LLC

Financial Announcements

REG-Porter Orlin LLC Rule 8.3 - Surf Control plc

LONDON--(Business Wire)--

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION
-0-
*T

Name of person dealing (Note 1)	Porter Orlin LLC
Company dealt in	Surf Control plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	(Cusip: 010599636)(Isin GB0002901790) Common Stock
Date of dealing	28 December 2006

*T
2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE
(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)
-0-
*T

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	4,173,861	13.28%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	4,173,861	13.28%	0	0%

*T
(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)
-0-
*T

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

*T
(c) Rights to subscribe (Note 3)
-0-
*T

Class of relevant security:	Details

*T

3. DEALINGS (Note 4)

(a) Purchases and sales

-0-

*T

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	51,878	GBP 5.1256

*T

(b) Derivatives transactions (other than options)

-0-

*T

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

*T

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

-0-

*T

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

*T

(ii) Exercising

-0-

*T

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

*T

(d) Other dealings (including new securities) (Note 4)

-0-

*T

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

*T

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

-0-

*T

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

---

*T

Is a Supplemental Form 8 attached? (Note 9) NO

-0-

*T

Date of disclosure	29 December 2006
Contact name	William C. Verdi
Telephone number	212-484-5008
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

*T
Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk
Porter Orlin LLC

Financial Announcements

REG-Aegon UK Group Rule 8.3- Surfcontrol

RNS Number:78250
Aegon UK Group
29 December 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	AEGON UK Group
Company dealt in	Surfcontrol plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	28th December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	1,044,627	3.63%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,044,627	3.63%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	15,000	505.1p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

...none...

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	29th December 2006
Contact name	Mark Peden
Telephone number	0131 549 3460

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETFKLFLQLBLFBF

Financial Announcements

REG-BlackRock Group Rule 8.3- Surfcontrol PLC

RNS Number:7871O
BlackRock Group
29 December 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlackRock Group
Company dealt in	Surfcontrol
Class of relevant security to which the dealings being disclosed relate (Note 2)	10p Ordinary shares
Date of dealing	28th December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	2,678,624	8.51%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	2,678,624	8.51%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	75,000	GBP 5.0356

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name ,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	29th December 2006
Contact name	Thomas Hone
Telephone number	020 7743 2098
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETTLBBTMMITBIF